Mail Stop 4561
      October 19, 2005

Mr. Richard E. Bornhoft
President and Chief Executive Officer
Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, CO  80264

	RE:	The Frontier Fund
		Form 8-K
		Filed October 17, 2005
            	File No. 0-51274

Dear Mr. Bornhoft:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed October 17, 2005

1. We refer you to your disclosed reportable event of not having sufficient accounting and finance personnel. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented
(or plan to implement) to correct your deficiency of insufficient accounting and finance personnel.

2. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income. Quantify the net effect of all adjustments on pre-tax net income. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.
3. Provide us with any letter or written communication to and from the former accountants regarding the reportable event to management or the Audit Committee.

4. Please file an amended Item 4.01 Form 8-K upon Deloitte & Touche`s final resignation date. Also, the amended Form 8-K must include updated disclosures to reflect the actual date of resignation.
The
amended Form 8-K must also include a new Exhibit 16 letter. Refer to
Item 304(a) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A Controls and Procedures, page 20

5. Refer to the Item 4.01 Form 8-K and the deficiencies in internal control. Tell us in detail; how you were able to conclude that the disclosure controls and procedures are effective, considering the deficiencies in internal control.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,


								Thomas Flinn
								Staff Accountant
Mr. Richard E. Bornhoft
President and Chief Executive Officer
October 19, 2005
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